International Lease Finance Corporation

 **Notes**

With Maturities of 9 Months or More from Date of Issue

Registration No.   333-136681
Filed Pursuant to Rule   424(b)(3)
Pricing Supplement No.   4
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   May 19, 2008
Trade Date: 05/27/08   Issue Date: 05/30/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WAT3	4.350%	06/15/10	SEMI-ANNUAL	12/15/08	No	N/A
45974WAU0	4.450%	05/15/11	SEMI-ANNUAL	11/15/08	No	N/A
45974WAV8	4.950%	06/15/12	SEMI-ANNUAL	12/15/08	No	N/A
45974WAW6	5.050%	06/15/13	SEMI-ANNUAL	12/15/08	No	N/A
45974WAX4	5.150%	05/15/14	SEMI-ANNUAL	11/15/08	No	N/A
45974WAY2	5.250%	05/15/15	SEMI-ANNUAL	11/15/08	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WAT3	100%	0.400%	YES	No	N/A
45974WAU0	100%	0.625%	YES	No	N/A
45974WAV8	100%	0.750%	YES	No	N/A
45974WAW6	100%	1.000%	YES	No	N/A
45974WAX4	100%	1.100%	YES	No	N/A
45974WAY2	100%	1.200%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.